

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

August 7, 2009

John Riley
President and Chief Executive Officer
Cullman Savings Bank
316 Second Avenue S.W.
Cullman, AL 35055

> **Re: Cullman Bancorp, Inc.
> Amendment No. 1 to Registration Statement on Form S-1
> Filed July 31, 2009
> File No. 333-160167**

Dear Mr. Riley:

We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-1

General

1.   We note that the Tandy language requested in our comment letter dated July 21, 2009 has not been provided. Please provide the Tandy representations with your next amendment. Also note that the Tandy representations must be made by the company.

Summary

Conditions to Completing the Reorganization and Offering

2.   We note your response to prior comment 11 and the additional disclosure that has been added to the summary. Please describe what will happen if the plan of reorganization is approved by Cullman Bancorp's members but the contribution to the charitable foundation is not. Address issues such as:

●   the number of shares of common stock that would be outstanding following the offering;

●   the percentage of outstanding shares that would be owned by the public and by the mutual holding company;

●   whether a new appraisal would be conducted;

●   whether subscribers would be resolicited.

How We Determined to Offer Between..., page 8

3.   We do not believe the disclosure that has been added to the prospectus is responsive to prior comment 16. Therefore, we reissue prior comment 16.

After Market Performance Information Provided by Independent Appraiser, page 12

4.   In light of the fact that there were no mutual holding company initial public offerings completed between January 1, 2009 and May 29, 2009, please revise the last paragraph on page 13.

Benefit Plans

Deferred Incentive Plan, page 143

5.   We note your response to prior comment 45 and the additional disclosure that has been added to this section. However, it does not appear that the 2009 schedule of participation benefits has been filed as an exhibit to the Form S-1. Please file it as an exhibit to your next amendment.

The Reorganization and the Stock Offering

Tax Effects of the Reorganization, page 150

6.   We note your response to prior comment 50. However, we are unable to agree
        with your conclusion that the first sentence of opinion 8 is not based on an
        assumption. In this regard please see the second sentence of the paragraph
        following opinion 22. Please revise this section and Exhibit 8.

Item 17. Undertakings

7.   Please confirm that this section includes all of the appropriate undertakings
        required by Item 512 of Regulation S-K. See undertaking (5) in your filing.

Closing Comments

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Act of 1933 and that they have provided all information investors require
for an informed investment decision. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the
accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of
the effective date of the registration statement, it should furnish a letter, at the time of
such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority,
  declare the filing effective, it does not foreclose the Commission from taking
  any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated
  authority, in declaring the filing effective, does not relieve the company from
  its full responsibility for the adequacy and accuracy of the disclosure in the
  filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3418 with any questions.

Sincerely,

William Friar
Senior Financial Analyst

cc: (facsimile only)

Kip A. Weissman, Esq.
Luse Gorman Pomerenk & Schick, P.C.